November 17, 2010

Mr. Daniel L. Gordon	VIA EDGAR
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Piper Jaffray Companies Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 Proxy Statement on Schedule 14A Filed March 15, 2010 File No. 001-31720
Ladies and Gentlemen:
     On behalf of Piper Jaffray Companies (“Piper Jaffray” or the “Company”), I am pleased to submit this response to the comment of the Staff on the above-referenced Form 10-K (the “Form 10-K”), as set forth in Mr. Gordon’s letter dated November 4, 2010.
     For convenience, the Staff’s comments are set forth herein, followed by the response of Piper Jaffray.
     On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings, and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the Staff in reviewing this letter, we will separately deliver to Ms. Marrone and Ms. Barros, by overnight mail, a copy of this letter.

United States Securities and Exchange Commission
November 17, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009
Note 22 — Stock-Based Compensation, page 86
1.	Comment: We note your responses to comments 5 and 6. Please describe to us and disclose in future filings the vesting provisions for each type of equity-based award in addition to or in lieu of the overall summary that has been provided in the opening paragraph of this note. Please also be sure to differentiate between 1) vesting terms related to service requirements and 2) post-termination clawback provisions applicable to the securities. Based upon your responses, it appears that all stock-based compensation expense is recognized prior to the grant date of the award. Given the vesting provisions which are described in the first paragraph of Note 22, it is still unclear to us why all compensation expense has been recognized prior to the vesting of the awards. Please clarify to us whether the awards are essentially vested (i.e. the employee service requirement has been satisfied) as of the grant date and the “vesting period” as disclosed actually refers to a period in which post-termination restrictions may apply, or whether the “vesting period” as disclosed in any way represents a continuing service requirement.

Response:

The Company currently grants four primary types of equity based awards, all in the form of restricted stock. These restricted stock grants are valued at the market price of the Company’s common stock on the date of grant, and are amortized over the related requisite service period. The types of awards include the following (i) annual grants of restricted stock to current employees as part of year-end compensation (“Annual Grants”), (ii) grants of restricted stock with service conditions to new employees as “sign-on” awards (“Sign-On Awards”), (iii) retention grants of restricted stock with service conditions to certain key employees (“Retention Grants”), and (iv) grants of restricted stock to certain senior executive officers with performance-based conditions (“Performance Grants”).

Annual Grants

The Company’s Annual Grants are made each year in February for the prior fiscal year performance and constitute a portion of an employee’s annual incentive for the prior year. The Annual Grants constitute the largest portion (65 percent of 2009 restricted stock awards) of our equity grants in a given year, and we recognize the compensation expense prior to the grant date of the award as we determined the service inception date precedes the grant date. These grants are not subject to service requirements that employees must fulfill in exchange for the right to those awards, as the grants continue to vest after termination of employment, so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreements entered into upon termination. The Annual Grants have a three-year cliff vesting period, which is the period over which post-termination restrictions apply. The Company determined that the post-termination restrictions do not meet the criteria for an in-substance service condition, as defined in ASC 718. We believe this interpretation is consistent with the comments of Shan Benedict, Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, at the 2005 AICPA National Conference on Current SEC and PCAOB developments (http://www.sec.gov/news/speech/spch120505sb.htm). Accordingly, shares of restricted stock comprising Annual Grants are expensed in the period to which those awards are deemed to be earned (subject to vesting and post-termination restrictions), which is the calendar year preceding the February grant date. As an

United States Securities and Exchange Commission
November 17, 2010

example, we recognized compensation expense during fiscal 2008 for our Annual Grants awarded in February of 2009. If an equity award related to the Annual Grants is forfeited as a result of violating the post-termination restrictions, the lower of the fair value of the award at grant date or the fair value of the award at the date of forfeiture is recorded within the consolidated statement of operations as other income.

“Sign-On” Awards

Sign-On Awards are generally subject to a three-year cliff vesting period with a service requirement. These awards are amortized as compensation expense on a straight-line basis from the grant date over the required requisite service period. Employees forfeit unvested Sign-On Awards upon termination of employment and a reversal of compensation expense is recorded at the time of forfeiture.

Retention Grants

Retention Grants are generally subject to annual ratable vesting over a five-year service requirement or three-year cliff vesting with a related three-year service requirement, and are amortized as compensation expense on a straight-line basis from the grant date over the required requisite service period. Employees forfeit unvested Retention Grants upon termination of employment and a reversal of compensation expense is recorded at the time of forfeiture.

Performance Grants

Performance-based restricted stock awards granted in 2008 and 2009 vest upon achievement of a specific performance-based metric prior to the expiration date, April 30, 2013. If achievement of the performance-based metric is deemed to be probable, the Performance Grants are amortized on a straight-line basis over the period the Company expects the performance target to be achieved. The performance condition must be met for the awards to vest and total compensation cost will be recognized only when the performance condition is satisfied. The probability that the performance target will be achieved and that the awards will vest is re-evaluated each reporting period with changes in actual or estimated outcomes accounted for using a cumulative effect adjustment to compensation expense.

Annual Grants to Non-Employee Directors

Annually, the Company grants stock to its non-employee directors. The stock-based compensation paid to non-employee directors is fully expensed on the grant date and included within outside services expense in the consolidated statements of operations.

Stock Options

The Company previously granted options to purchase Piper Jaffray Companies common stock to employees and non-employee directors in fiscal years 2004 through 2008. Employee and director options were expensed by the Company over the required service period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. As described above pertaining to our Annual Grants of restricted shares, stock options granted to employees were expensed in the calendar year preceding the annual February grant date. For example, we recognized compensation expense during fiscal 2007 for our annual February 2008 option grant. We did not grant stock options during 2009 or 2010.

United States Securities and Exchange Commission
November 17, 2010

We confirm that we will expand our footnote disclosure to include the additional information provided in this response in future filings, as applicable.
* * * * *
     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (612) 303-8069 or Greg Meyer at (612) 303-0447.
Best Regards,
Debbra L. Schoneman
Chief Financial Officer
cc:	Andrew S. Duff, Chairman and CEO James L. Chosy, General Counsel